As filed with the Securities and Exchange Commission on June 30, 2003.

1934 Act File No. 1-10882

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of
the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2002

AEGON USA, INC. PROFIT SHARING PLAN

(Full title of the plan and the address of the plan, if
different from that of the issuer named below)

AEGON N.V.
Mariahoveplein 50
2591 TV The Hague
The Netherlands

(Name of the issuer of the securities held pursuant to
the plan and the address of its principal executive office)

REQUIRED INFORMATION

FINANCIAL STATEMENTS

     Because the AEGON USA, Inc. Profit Sharing Plan (the “Plan”) is subject to ERISA, the Plan’s financial statements and schedules filed as part of this Annual Report have been prepared in accordance with the financial reporting requirements of ERISA.

Page Number

Report of Independent Auditors	1
Statements of Net Assets Available for Benefits — December 31, 2002 and 2001	3
Statements of Changes in Net Assets Available for Plan Benefits — years ended December 31, 2002	4

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Independent Auditors

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

AEGON USA Profit Sharing Plan
Year Ended December 31, 2002

AEGON USA Profit Sharing Plan

Financial Statements and Supplemental Schedule

Year Ended December 31, 2002

Contents

Report of Independent Auditors	1
Audited Financial Statements
Statements of Net Assets Available for Plan Benefits	3
Statement of Changes in Net Assets Available for Plan Benefits	4
Notes to Financial Statements	5
Supplemental Schedule
Schedule H, Line 4i — Schedule of Assets Held for Investment Purposes at End of Year

Report of Independent Auditors

The Board of Trustees
AEGON USA Profit Sharing Plan

We have audited the accompanying statements of net assets available for plan benefits of AEGON USA Profit Sharing Plan as of December 31, 2002 and 2001, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of AEGON USA Profit Sharing Plan at December 31, 2002 and 2001, and the changes in its net assets available for plan benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes at end of year as of December 31, 2002, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income

Security Act of 1974. This supplemental schedule has been subjected to the auditing procedures applied in our audit of the 2002 financial statements and, in our opinion, is fairly stated in all material respects in relation to the 2002 financial statements taken as a whole.

/s/ ERNST & YOUNG LLP

Des Moines, Iowa
June 20, 2003

AEGON USA Profit Sharing Plan

Statements of Net Assets Available for Plan Benefits

	December 31

	2002	2001

Assets
Investments	$826,094,857	$1,007,581,362

Total net assets available for plan benefits	$826,094,857	$1,007,581,362

See accompanying notes.

AEGON USA Profit Sharing Plan

Statement of Changes in Net Assets
Available for Plan Benefits

Year Ended December 31, 2002

Changes in net assets attributed to:
Investment income (loss):
Interest and dividends	$17,774,726
Net realized and change in unrealized depreciation in fair values of investments	(205,010,827)

(187,236,101)
Contributions:
Company	20,509,298
Participants	48,369,303

68,878,601
Transfers of net assets from other plans	3,830,897

Total changes attributed to investment income, contributions and transfers	(114,526,603)
Benefits paid to participants	(66,959,902)

Net decrease	(181,486,505)
Net assets available for plan benefits at beginning of year	1,007,581,362

Net assets available for plan benefits at end of year	$826,094,857

See accompanying notes.

AEGON USA Profit Sharing Plan

Notes to Financial Statements

1.     Description of Plan

The following description of the AEGON USA, Inc. Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering substantially all employees of AEGON USA, Inc. (the Company), including subsidiaries. The Company is an indirect wholly-owned subsidiary of AEGON N.V., a holding company organized under the laws of The Netherlands. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions and Transfer of Net Assets from Other Plans

Participants may contribute up to 15% of pretax annual compensation to the Plan, subject to certain limits. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan.

Company contributions match 100% of the elective contributions of participants up to 3% of their total compensation.

Transfers of net assets from other plans are transferred at fair value as of the date of transfer.

Plan Amendments

Effective January 1, 2002, amendments were executed to reflect certain provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001, including providing for catch up contributions for participants over the age of 50.

Effective January 1, 2001, all participants who were eligible to participate in the Transamerica Corporation Stock Savings Plan, a plan of Transamerica

AEGON USA Profit Sharing Plan

Notes to Financial Statements (continued)

Corporation, a wholly-owned subsidiary of AEGON N.V., on or before that date became eligible to participate in the Plan. All employees not eligible to participate will receive credit for prior service with Transamerica with respect to eligibility for the Plan. On January 1, 2001, the assets of the Transamerica Corporation Stock Savings Plan were merged with the assets of the Plan. The fair value at that date of the merged assets was approximately $589,000,000.

AEGON USA Profit Sharing Plan

Notes to Financial Statements (continued)

1.     Description of Plan (continued)

Eligibility

Each employee is eligible to participate in the Plan following completion of six months of employment, as long as the employee works at least 1,000 hours per year.

Participant Accounts

Each participant’s account consists of: (a) elective contributions; (b) Company contributions; (c) earnings on the investment alternatives; and (d) allocations of forfeitures of former participants’ nonvested accounts prior to 1987.

Contributions by the Company and participants are allocated to each employee biweekly. Earnings on the investment alternatives are allocated to each participant’s account daily based on their investment in each fund.

Participants may change their future investment designation at their discretion. In addition, participants may transfer their existing balances to other funds.

Vesting

The value of the participant’s elective contributions is fully vested at all times. Participants vest in Company contributions according to a four-year graded vesting schedule. Any forfeited amounts will be used to reduce the Company’s contributions.

Although the employer has not expressed any intent to terminate its participation in the Plan, it may do so at any time subject to the provisions of ERISA. Upon termination of the Plan, each participant shall become fully vested and shall receive the appropriate allocation of the Plan’s liquidated assets.

AEGON USA Profit Sharing Plan

Notes to Financial Statements (continued)

Payment of Benefits

The benefits to which a participant is entitled are equal to the value of the participant’s vested account as of the day that the funds are disbursed. Participants, or their beneficiaries, may elect to receive their benefits either in a lump sum, joint and survivor annuity, or in monthly, quarterly, semi-annual or annual payments.

AEGON USA Profit Sharing Plan

Notes to Financial Statements (continued)

2.     Summary of Significant Accounting Policies

The accounting records of the Plan are maintained on the accrual basis.

Investment Valuation and Income Recognition

Included in the Plan’s investment are investments in the general and separate accounts of AUSA Life Insurance Company, Inc. (AUSA), a wholly-owned subsidiary of the Company. The separate accounts of AUSA are valued at fair value, as reported by AUSA. The investments in the general account, which are fully benefit responsive, are valued at contract value, as reported by AUSA. The AUSA general account contract value represents contributions made under the contract, plus interest accrued at the contract rate, less funds used to purchase annuities or pay benefits to participants. Funds under the contract that have been allocated and applied to purchase annuities are excluded from the Plan’s assets. Purchased annuities are contracts under which the insurance company is obligated to pay benefits to named participants or their beneficiaries.

The AUSA general account accrued interest at 4.00% and 5.50% as of December 31, 2002 and 2001, respectively. Quarterly, an interest rate is declared for the AUSA general account that applies to contributions received during the quarter; the rate is guaranteed until the end of the year. The contract value approximates fair value.

The separate accounts, collective trust, and AEGON N.V. common stock represent contributions invested primarily in domestic and international common stocks, including that of the Company’s indirect parent, mutual funds, and high quality short-to-intermediate term debt securities, quoted at market prices, as determined as of the close of the New York Stock Exchange on the valuation date. The separate accounts, collective trust and AEGON N.V. common stock fund are valued at the unit value of each fund.

AEGON USA Profit Sharing Plan

Notes to Financial Statements (continued)

The marketable securities in the Personal Choice Retirement Account which include common stocks, mutual funds, bonds, and money market funds, are reported at fair value.

Participant loans are valued at their unpaid principal balance, which is not materially different from fair value.

AEGON USA Profit Sharing Plan

Notes to Financial Statements (continued)

2.     Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3.     Investments

Investments which exceed 5% of plan net assets are as follows:

	December 31

	2002	2001

General account of AUSA at contract value:
Stable Fund	$287,102,711	$250,421,337
Separate accounts of AUSA at fair value:
Equity Growth Fund	107,010,554	154,078,666
Value Income Fund	42,932,714	48,291,437
Shares of Diversified Investment Advisors Collective Trust — Stock Index Fund, at fair value	79,663,462	104,131,459
AEGON N.V. Common Stock, at fair value	117,095,640	254,001,226

During 2002, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $205,010,827 as follows:

Separate accounts	$(84,645,561)
Common stock/mutual funds	(120,365,266)

$(205,010,827)

AEGON USA Profit Sharing Plan

Notes to Financial Statements (continued)

4.     Participant Loans Receivable

The Plan provides for loans to active participants, which are considered a participant directed investment of their account. The loan is a trust investment but only the borrowing participant’s account shall share in the interest paid on the loan and bear any expense or loss incurred because of the loan. The loans bear interest at rates established by the Trustees. Interest rates ranged from 4.75% to 5.75% at December 31, 2002 and 6.0% to 11.1% at December 31, 2001.

5.     Transactions with Parties-In-Interest

In addition to the transactions discussed in Notes 2 and 3, the Company provides all administrative services at no charge to the Plan. The cost of such services has not been determined.

6.     Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated October 21, 2002, stating that the Plan is qualified under section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

Supplemental Schedule

AEGON USA Profit Sharing Plan
E.I.N. 42-1310237

Schedule H, Line 4i — Schedule of Assets Held for Investment Purposes at End of Year

December 31, 2002

Identity of Issue, Borrower,
Lessor, or Similar Party	Shares/Principal	Cost**	Current Value

Unallocated insurance contract - general account
AUSA Life Insurance Company, Inc.*	Deposits in unallocated contracts in general account of insurance company - Stable Fund		$287,102,711
Separate accounts of insurance company
AUSA Life Insurance Company, Inc.*	Deposits in separate accounts of insurance company - Equity Growth Fund		107,010,554
AUSA Life Insurance Company, Inc.*	Deposits in separate accounts of insurance company - Core Bond Fund		28,265,398
AUSA Life Insurance Company, Inc.*	Deposits in separate accounts of insurance company - Value Income Fund		42,932,714
AUSA Life Insurance Company, Inc.*	Deposits in separate accounts of insurance company - International Equity Fund		20,335,009
AUSA Life Insurance Company, Inc.*	Deposits in separate accounts of insurance company - High Quality Bond Fund		14,340,170
AUSA Life Insurance Company, Inc.*	Deposits in separate accounts of insurance company - Special Equity Fund		21,258,649
AUSA Life Insurance Company, Inc.*	Deposits in separate accounts of insurance company - Growth and Income Fund		19,872,870
AUSA Life Insurance Company, Inc.*	Deposits in separate accounts of insurance company - Short Horizon Strategic Allocation Fund		5,346,610
AUSA Life Insurance Company, Inc.*	Deposits in separate accounts of insurance company - Short/ Intermediate Horizon Strategic Allocation Fund		1,368,729
AUSA Life Insurance Company, Inc.*	Deposits in separate accounts of insurance company - Intermediate Horizon Strategic Allocation Fund		20,278,948

AEGON USA Profit Sharing Plan
E.I.N. 42-1310237

Schedule H, Line 4i — Schedule of Assets Held for
Investment Purposes at End of Year

December 31, 2002

Identity of Issue, Borrower,			Current
Lessor, or Similar Party	Shares/Principal	Cost**	Value

Separate accounts of insurance company (continued)
AUSA Life Insurance Company, Inc.*	Deposits in separate accounts of insurance company - Intermediate/ Long Horizon Strategic Allocation Fund		$9,307,673
AUSA Life Insurance Company, Inc.*	Deposits in separate accounts of insurance company -Long Horizon Strategic Allocation Fund		3,639,194
AUSA Life Insurance Company, Inc.*	Deposits in separate accounts of insurance company - High Yield Bond Fund		1,620,029
AUSA Life Insurance Company, Inc.*	Deposits in separate accounts of insurance company - Aggressive Equity Fund		2,066,149

Total separate accounts of insurance company			297,642,696
Diversified Investment Advisors Collective Trust*	Shares of collective trust - Stock Index Fund		79,663,462
Common stocks
AEGON N.V. Common Stock:
AEGON N.V.*	9,126,706 shares		117,095,640
Personal Choice Retirement Account			12,406,378
	Description of Investment

Participant loans receivable	Loans to participants with maturities of 5 years and interest rates ranging from 4.75% to 11.1%		32,183,970

Total investments			$826,094,857

*Indicates party-in-interest to the Plan.

**Not required for participant-directed investments.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

AEGON USA, INC. PROFIT SHARING PLAN

By:	/s/ Brenda K. Clancy

Name: Brenda K. Clancy
Title: Executive Vice President Information and Finance and Treasurer AEGON USA, Inc.

June 30, 2003